Exhibit 99.1

Ituran Location and Control Ltd. Announces the Special  General Meeting’s results

AZOUR, Israel – March 31, 2026 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that on March 31, 2026, Ituran Location and Control LTD held an Special  General Meeting which approved the following:

To approve the amendment to the Compensation Policy of the Company regarding the maximum Annual Cost of Base and Benefits of business managers in Company.

The above was approved by 11,773,292 votes (99.50%). 58,610 votes opposed. with majority of "non interested" shareholders in the approval of the amendment to the compensation policy.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over  2 .5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations

Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559